July 15, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington D.C.  20549

Re:	ANTs software inc.
Form RW with Respect to Withdrawal of
Registration Statement on Form S-1
File No. 333-166261

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), ANTs software inc.  (the “Company” ) hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-166261), filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2010, as amended by Pre-effective Amendment No. 1 filed with the Commission on June 2, 2010 (the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because it is not permitted by the rules of the Commission to register for resale all of the securities included in the Registration Statement due to the terms of the transaction in which the Company originally issued or agreed to issue the securities.

Accordingly, pursuant to Rule 477, the Company hereby requests the withdrawal of the Registration Statement as of the date and time of the filing of this application for withdrawal. The Company requests the withdrawal of the Registration Statement for the reasons set forth above and on the grounds that the withdrawal of the Registration Statement is in the best interests of the Company and its stockholders and consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

No securities have been issued or sold under the Registration Statement.

Please call the Company’s legal counsel, David M. Calhoun, at (404) 504-7613 with any questions you may have.

We would appreciate if you would please provide Mr. Calhoun a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (404) 365-9532.

Very truly yours,

ANTS SOFTWARE INC.

By:	/s/ David Buckel
David Buckel, Chief Financial Officer